December 23, 2008
VIA ELECTRONIC TRANSMISSION
AND OVERNIGHT COURIER
Ms. Kristi Marrone
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	MarketAxess Holdings Inc. (the “Company”)
Form 10-K for the period ended December 31, 2007, filed March 3, 2008
Proxy Statement filed April 23, 2008
File No. 0-50670
Dear Ms. Marrone:
     Reference is made to the comment of the Staff of the Securities and Exchange Commission (the “SEC”) with respect to the above-referenced Proxy Statement of MarketAxess Holdings Inc., a Delaware corporation (the “Company” or “MarketAxess”), in your letter dated December 10, 2008. I am writing to respond to your comment. For your convenience, your comment is set forth in this letter, followed by our response.
Proxy Statement filed April 23, 2008
Compensation Discussion and Analysis, page 20
Pay Levels and Benchmarking, page 23
1.	We note your response to comment 9 that bonus payments for 2007 were discretionary. In reviewing the 2004 Incentive Plan, in section 10.2, it states that specific goals are established in writing at the beginning of each cycle. On page 23, you disclose that you “generally target total direct compensation... that meets the market median when corporate and/or individual goals are achieved at target.” (emphasis added) Please tell us the pre-established goals for each named executive officer and provide this disclosure in future filings. Alternatively, tell us why you believe that disclosure of these targets is not required. Refer to Item 402(b)(2)(v) and (vii) and Instruction 4 to Item 402(b).
Executive officer compensation is comprised of base salary, annual cash bonuses and long term stock incentive awards. Cash bonuses are governed by the MarketAxess Holding Inc. 2004 Annual Performance Incentive Plan. Long-term stock incentive awards are governed by the MarketAxess Holdings Inc. 2004 Stock Incentive Plan (Amended and Restated Effective April 28, 2006). Section

Ms. Kristi Marrone	December 23, 2008
United States Securities and Exchange Commission	Page 2 of 2
10.2 of the 2004 Stock Incentive Plan, which you refer to, applies only to one type of stock incentive award thereunder — awards of Performance Units.
We do not set individual financial goals for executive officers. The level of cash bonus awards for executive officers is made in the context of corporate financial performance, comparative market data, and the executive officer’s total direct compensation (“TDC”). We closely manage the relationship between base salary, annual cash bonuses, and the value of long-term incentive awards that make up an executive officer’s TDC. We target a TDC mix that meets the market median when corporate-level financial goals are achieved and/or when individual strategic or qualitative accomplishments are achieved.
For the calendar year ending 2007, the corporate-level financial goals of the Company were disclosed in the table on page 26 of the Proxy under the “2007 plan” column heading. The individual strategic and qualitative accomplishments of the named executive officers were also discussed on page 26 of the Compensation Discussion and Analysis.
* * * * * *
          The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings under the Securities Exchange Act of 1934, as amended; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to such filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
          We greatly appreciate your prompt review of this letter and your prompt notification to us if you have further comments or questions. Please contact Ori Solomon of Proskauer Rose LLP at (212) 969-3624 should you have any questions or additional comments.
Very truly yours,
MARKETAXESS HOLDINGS INC.
/s/ James N.B. Rucker
James N.B. Rucker
Chief Financial Officer

cc:	Mr. William Demarest (Staff)
Ms. Stacie Gorman, Esq. (Staff)
Richard M. McVey (Chief Executive Officer, MarketAxess Holdings Inc.)
Charles R. Hood, Esq. (General Counsel and Secretary, MarketAxess Holdings Inc.)